  Exhibit 99.1
NEWS RELEASE

First Mining Files Technical Report for the Positive Updated Preliminary Economic Assessment for the Springpole Gold Project

Pre-Tax NPV5% of US$1.23 billion, Pre-Tax IRR of 26% and AISC of US$552/oz

Average Annual Gold Production of 410,000 ounces in Years 2 through 9

November 7, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce it has filed on SEDAR an independent Preliminary Economic Assessment (“PEA”) technical report (the “Report”) for its Springpole Gold Project (“Springpole” or the “Project”) located in northwestern Ontario, Canada. The Report, which is entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada” and has an effective date of September 1, 2019, was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Springpole is one of the largest undeveloped open pit gold projects in North America. The updated PEA contemplates an open pit mine and milling operation and reflects updated metallurgical testwork that has demonstrated the potential for significantly improved recoveries. The PEA also reflects updated operating and capital cost estimates.

PEA Highlights

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$1.23 billion pre-tax net present value discounted at 5% (“NPV5%”) ($1.75 billion at $1,500/oz gold)
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$841 million after-tax NPV5% ($1.22 billion at $1,500/oz gold)
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26% pre-tax internal rate of return (“IRR”) (33% at $1,500/oz gold), 22% after-tax IRR (28% at $1,500/oz gold)
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Mine life of 12 years with a 2.5-year pre-production period
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Average annual gold production in years 2 through 9 of 410,000 ounces gold and 2.4 million ounces silver; 3.9 million ounces gold and 22 million ounces silver recovered over the Life of Mine (“LOM”)
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Low LOM strip ratio of 2.1 to 1 with a LOM mill grade of 1.0 g/t gold and 5.3 g/t silver
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LOM overall metal recoveries of 88% for gold and 93% for silver
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LOM direct operating cash costs (1) estimated at $575/oz of gold equivalent ($514/oz of gold on a by-product basis)
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LOM all-in sustaining costs (AISC) (2) estimated at $611/oz of gold equivalent ($552/oz of gold on a by-product basis)
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Initial capital costs estimated at $809 million, using an owner-operated mining scenario
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LOM sustaining capital costs estimated at $124 million, plus $26 million for closure costs

Note: Base case parameters assume a gold price of $1,300/oz and a silver price of $20/oz (the same prices used in the 2017 PEA), and an exchange rate (C$ to US$) of 0.75. All currencies are reported in U.S. dollars unless otherwise specified. NPV is calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(2) AISC consists of cash costs plus sustaining and closure costs.

Dan Wilton, CEO of First Mining, stated “The updated PEA is an important advancement for the Springpole Gold project, showcasing the Project’s potential size and scale. Springpole is one of a small number of advanced stage development assets in Canada that has the potential to produce in excess of 400,000 ounces of gold when in production. We are excited with this positive development, as we continue to advance and de-risk the Project.”

Readers are cautioned that the PEA is preliminary in nature and includes Inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Important PEA Parameters

Key Assumptions
Base Case Commodity Prices	$1,300/oz Au, $20/oz Ag
Exchange Rate (C$ to US$)	0.75
Production Profile
Total Tonnes Processed (mt)	138.5
Total Tonnes Waste (mt)	319.0
Mill Grade - Gold, Silver	1.00 g/t Au, 5.28 g/t Ag
Mine Life	12 years
Throughput (tonnes per day)	36,000 tpd
Strip Ratio (waste:ore)	2.1 : 1
Overall Recovery - Gold, Silver	88% Au, 93% Ag
LOM Metal Recovered - Gold, Silver	3.9 mozs Au, 21.9 mozs Ag
Average Annual Production - Gold, Silver (Years 1 - 11)	356 kozs Au, 2.0 mozs Ag
Peak Production in Year 5 - Gold, Silver	529 kozs Au, 2.9 mozs Ag
Average Annual Production Years 2 to 9 - Gold, Silver	410 kozs Au, 2.4 mozs Ag
Unit Operating Costs (1)
LOM Average Cash Cost (2)	$575/oz gold eq., $514/oz gold (by-product)
LOM Cash Cost plus Sustaining Cost (AISC) (3)	$611/oz gold eq., $552/oz gold (by-product)
Project Economics - $1,300/oz Gold Price
NPV5% - Pre-Tax, After-Tax	$1.23 billion, $841 million
IRR - Pre-Tax, After-Tax	26%, 22%
Payback Period from Production Date	3.4 years
LOM Cash Flow - Pre-Tax, After-Tax	$2.10 billion, $1.49 billion

Project Economics - $1,500/oz Gold Price
NPV5% - Pre-Tax, After-Tax	$1.75 billion, $1.22 billion
IRR - Pre-Tax, After-Tax	33%, 28%
Payback Period from Production Date	2.9 years
LOM Cash Flow - Pre-Tax, After-Tax	$2.88 billion, $2.05 billion

(1) All unit operating costs are shown on both equivalent as well as net of silver by-product credits
(2) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties
(3) AISC includes cash costs plus sustaining capital and closure costs

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold.

Springpole Economic Sensitivity to Gold Price

Gold Price (US$/oz)	$1,200	$1,300	$1,400	$1,500
Pre-Tax NPV5%	$972 million	$1.23 billion	$1.49 billion	$1.75 billion
Pre-Tax IRR	23%	26%	30%	33%
After-Tax NPV5%	$652 million	$841 million	$1.03 billion	$1.22 billion
After-Tax IRR	19%	22%	25%	28%

Springpole Economic Sensitivity to Capital Costs

Initial Capital Costs	+10%	$809 million	-10%
Pre-Tax NPV5%	$1.15 billion	$1.23 billion	$1.32 billion
Pre-Tax IRR	24%	26%	29%
After-Tax NPV5%	$773 million	$841 million	$909 million
After-Tax IRR	19%	22%	24%

Springpole Economic Sensitivity to Operating Costs

Operating Costs	+10%	$2.36 billion	-10%
Pre-Tax NPV5%	$1.07 billion	$1.23 billion	$1.39 billion
Pre-Tax IRR	24%	26%	28%
After-Tax NPV5%	$726 million	$841 million	$956 million
After-Tax IRR	20%	22%	24%

For further detail regarding the updated PEA for Springpole, First Mining encourages readers to review the full Report, which is available under First Mining’s SEDAR profile and on the Company’s website at www.firstmininggold.com, and refers readers to the Company’s news release dated October 16, 2019, which contains a summary of the results of the updated PEA.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources at the Springpole Gold Project; (ii) the PEA representing a viable development option for the Project; (iii) construction of a mine at the Project and related actions, including dewatering activities; (iv) the potential for the Project to become one of Canada’s largest gold mines when in production; (v) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (vi) the estimated amount of future production, both produced and metal recovered; and (vii) life of mine estimates and estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine constructed at the Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the fulfillment of environmental assessment commitments and arrangements with local communities. Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) variations in rates of recovery and extraction; (iii) the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) increases in the estimated capital and operating costs or unanticipated costs; (vii) difficulties attracting the necessary work force; (viii) availability of necessary financing and any increases in financing costs or adverse changes to the terms of available financing, if any; (ix) tax rates or royalties being greater than assumed; (x) changes in development or mining plans due to changes in logistical, technical or other factors; (xi) changes in project parameters as plans continue to be refined; (xii) risks relating to receipt of permits and regulatory approvals; (xiii) delays in stakeholder negotiations (including negotiations with affected First Nation groups); (xiv) changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; (xv) the effects of competition in the markets in which First Mining operates; (xvi) operational and infrastructure risks; (xvii) management’s discretion to alter the Company’s short and long term business plans; and the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.